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                                                                    EXHIBIT 14.2
                                                           [English Translation]

                        NETWORK SERVICE PROVIDER LICENSE

License No.                No. 53

Corporate Name             Korea Thrunet Co., Ltd.

Name (Representative)      Seog Won Park (ID No. 430217-1011228)

Address                    1338-5 Seocho-dong, Seoch-ku, Seoul

Service                    Internet Access Services

Area                       Nationwide

Conditions of License      As attached

I hereby grant you a network service provider license in accordance with Article 5 (1) of the Telecommunications Business Act and Article 5 (1) of the Enforcement Rules under the same Act.

                                             October 20, 2004

                    MINISTER OF INFORMATION AND COMMUNICATION
                             (Official seal affixed)

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                              CONDITIONS OF LICENSE

                           (Internet Access Services)

                                                         Korea Thrunet Co., Ltd.

October 2004

1. You shall provide the service to all users in a fair and non-discriminating way. For service fees and service conditions in particular, you shall not discriminate against those that are not in a special relation with you, contrary to what is stipulated by your service provisions.

2. In accounting, you shall separate the Internet connection service account from other service accounts in accordance with the Criteria and Standard Form for Accounting Separation Related to Telecommunication Businesses.

3. You shall not engage in providing Internet connection services that may harm users' interests.

      In the event that your corporation and your Internet connection services are subject to Article 19-2, Paragraph 2 of the Enforcement Rules under the Telecommunications Business Act, you shall not be engaged in acts of doing business that may harm fair and orderly market competition, including causing a disturbance to market dominance.

4. In regards to doing business with other telecommunication service providers, you shall provide the service in a fair and non-discriminating way in accordance with the Criteria for Interconnection of Telecommunication Facilities and your conditions offered to them shall not be unfavorable compared to the conditions for your affiliates or preferred customers receiving a similar service from you.

5. You shall comply with relevant laws and regulations, including the Telecommunications Business Act, in provision and joint use of telecommunication facilities and relevant information.

6. You shall pay your fair share of contribution for the Information Promotion Fund under relevant telecommunication laws and regulations.

7. You shall endeavor to improve the quality of the Internet connection services

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      and to protect users' rights and interests under relevant laws and regulations, including the Telecommunications Business Act.

8. Your establishment of a telecommunication network shall be carried out in such a way as will comply with the Government's "Basic Plan for the Establishment of a Broadband Convergence Network."

9. You shall endeavor to develop technologies and train talented people as stated in your submitted plan.

10. You shall faithfully carry out what is stated in your submitted plan. In the event that you should unavoidably change major contents of the plan, including the plans for service provision, supply of the required facilities and investment, you shall submit a document explaining the reason and details of such change to the Minister of Information and Communication in advance for approval.